UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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press release

14 April, 2010

France Telecom and Orascom Telecom Present an Outline of an Agreement on Mobinil and ECMS to the Egyptian Government

Paris, Cairo: Dr. / Tarek Kamel, Minister of Communications and Information Technology welcomed, the offer of "France Telecom" and "Orascom Telecom Holding" today in a meeting with the Minister of Communications and Information Technology of the major basis for a new comprehensive agreement regarding the settlement of disputes between them on Mobinil in Egypt. The Minister noted that the Egyptian government is glad to see the continued partnership between the two prominent Egyptian and French partners in Mobinil, and that this was always consistent position of the Government throughout the conflict, the Minister added, coordination is in progress with the Minister of Investment Dr. / Mahmoud Mohi Eldin.

France Telecom and Orascom Telecom Holding presented today the outline of a new and comprehensive agreement on Mobinil and ECMS to the Egyptian Minister of Communications & Information Technology, Dr. Tarek Kamel. The agreement, which has been signed today and will be finalized over the coming weeks, will effectively bring to an end all disputes in relation to their joint investment in Mobinil. The two groups will continue their partnership on a renewed basis going forward, implementing a revised shareholder agreement but with no change to the existing ownership structure or their shareholders’ voting rights. This agreement will allow the two telecoms operators to contribute their respective know-how and added value to the successful and profitable development of Mobinil and ECMS, the country’s leading mobile operator.

The agreement also includes the integration of LINKdotNET – the leading ISP in Egypt – into ECMS, allowing the company, subject to the approval of its corporate bodies, to extend broadband and corporate communications services to its 26 million customers; and create value for its shareholders and its 3,500 employees. Dr. Tarek Kamel, the Minister of Communications and Information Technology welcomed this step as the merge between the mobile services and internet services.

Leaders of the two companies Orascom Telecom and France Telecom today also met Dr. Ziad Bahaa El Din, Chairman of the EFSA, which also offered him the basic foundations of this new agreement for the continuation of their partnership, where he expressed his appreciation.

Stephane Richard, CEO of France Telecom, said: “I am very satisfied that we have reached an agreement with an entrepreneur such as Naguib Sawiris. Our two groups will now be able to continue working together in order to further contribute to the development of telecommunications services and information technology in Egypt. This market is very important for France Telecom and we will continue to invest and contribute our know-how in the years to come. In addition, this will also reinforce our commitment to maintain a strong R&D and Orange Business Services presence in Egypt.”

Naguib Sawiris, Executive Chairman of Orascom Telecom, said: “We are happy with this agreement and I am personally grateful for Stephane Richard’s positive commitment, which has facilitated this outcome. We are sure that now we will concentrate on maintaining Mobinil's leading position.”

As a result of the amended shareholder agreement, France Telecom will change its accounting method and will fully consolidate ECMS (ECMS was consolidated through proportional integration in 2009 and before).

The amended shareholder agreement will avail Orascom Telecom Holding operational rights commensurate with its co-owner and strategic partner position, in addition to protection and liquidity rights. Going forward, Orascom Telecom Holding will consolidate its participation in ECMS through equity method.

The outlined agreement will include settlements for all the disputes between the shareholders, the details of which will be communicated once the comprehensive agreement has been finalized. The finalized agreement will be signed in Cairo in the presence of the heads and leaders of the two companies and the Ministers of Telecommunications / Tarek Kamel, Investment ; Dr. / Mahmoud Mohi Eldin and Trade ; Engineer / Rachid Mohamed Rachid, along with the Head of Egyptian Financial Supervision Authority (EFSA) Dr. / Ziad Bahaa El Din.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had in 2009 total sales of 50.9 billion euros, including its activities in the United Kingdom, and, at 31 December 2009, a customer base of almost 193 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers 131.8 million customers. At 31 December 2009, the Group had 132.6 million mobile customers and 13.5 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited.

About Orascom Telecom

Orascom Telecom is a leading international telecommunications company operating GSM networks in high growth markets in the Middle East, Africa and Asia, having a total population under license of approximately 510 million with an average mobile telephony penetration of approximately 49% as of December 31st, 2009. Orascom Telecom operates GSM networks in Algeria ("OTA"), Pakistan ("Mobilink"), Egypt ("Mobinil"), Tunisia ("Tunisiana"), Bangladesh ("banglalink"), North Korea (“koryolink”) and Canada (“Wind Mobile”) through its indirect equity shareholding in Globalive Wireless. In addition it has an indirect equity ownership in Telecom Zimbabwe (Zimbabwe) and through its subsidiary Telecel Globe, OTH also operates in Burundi, the Central African Republic and Namibia. Orascom Telecom had almost 93 million subscribers as of December 31st, 2009.

Orascom Telecom is traded on the Cairo & Alexandria Stock Exchange under the symbol (ORTE.CA, ORAT EY), and on the London Stock Exchange its GDR is traded under the symbol (ORTEq.L, OTLD LI).

For more information visit: www.orascomtelecom.com.

France Telecom disclaimer

This press release contains forward-looking statements that reflect the current views of management with respect to future events. Such views are generally identified by the words “expect,” “believe”, “intend”, “aim”, “goal”, “plan”, “will”, “seek” or similar expressions. Forward-looking statements are based on current plans and information. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict. Among the relevant risk factors are the progress of any regulatory approvals and the impact of other significant strategic or business initiatives. If these, or other, risks or uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, actual results of the outlined agreement may be materially different from those expressed or implied by such statements.

Contacts

France Telecom press relations: +33 1 44 44 93 93

Béatrice Mandine: beatrice.mandine@orange-ftgroup.com

Tom Wright: tom.wright@orange-ftgroup.com

Orascom Telecom Investor Relations:

Telephone: +202 2 461 5050 / 51

OTInvestorrelations@otelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 15, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer